SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                        ______________________________

                                SCHEDULE 14D-9

                 Solicitation/ Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934

                        ______________________________

                              CB BANCSHARES, INC.

                           (Name of Subject Company)

                              CB BANCSHARES, INC.

                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $1.00 Per Share

                        (Title of Class of Securities)

                                   124785106

                     (CUSIP Number of Class of Securities)

                        ______________________________

                                Dean K. Hirata
                              CB Bancshares, Inc.
                              201 Merchant Street
                            Honolulu, Hawaii 96813
                                (808) 535-2500

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)

                        ______________________________

                                With copies to:

                              Fred B. White, III
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


PRESS RELEASE ISSUED BY CB BANCSHARES: CB BANCSHARES WINS ANOTHER VICTORY IN LITIGATION

FOR IMMEDIATE RELEASE

Contact:          Wayne T. Miyao
                  Senior Vice President, City Bank
                  Corporate Communications
                  Ph:  (808) 535-2590
                  Email: wmiyao@cb-hi.net
                  Website:  www.citybankhawaii.com

               CB BANCSHARES WINS ANOTHER VICTORY IN LITIGATION
              Central Pacific Withdraws All Pending Legal Claims
                    Regarding May 28 Shareholders Meeting

HONOLULU, June 28, 2003- CB Bancshares, Inc. (Nasdaq: CBBI), the holding company of City Bank, announced that Central Pacific Financial Corp. (CPF) has withdrawn all pending legal claims made against CB Bancshares regarding the May 28, 2003 special shareholders' meeting. Circuit Court Judge Victoria Marks approved the stipulation dismissing CPF's complaint with prejudice, meaning its claims regarding the validity of the May 28 shareholders meeting cannot be re-filed.

At the May 28 meeting, CB Bancshares shareholders soundly rejected CPF's hostile takeover proposal, with only 15% of eligible shares voting in favor of CPF's proposal. Eighty nine percent of the shares voted by more than 1,400 Hawaii registered shareholders were voted against CPF's proposal.

The dismissal of CPF's complaint against CB Bancshares marks the end of CPF's ongoing attempt to invalidate the May 28 meeting, which met with failure at every turn. CPF initially went into court on May 14 to try to stop the May 28 meeting but failed when Judge Marks refused to grant CPF a temporary restraining order. CPF subsequently withdrew its motion for a preliminary injunction to prevent the meeting.

"This is another clear admission of defeat by CPF," says CB Bancshares attorney Lex Smith, partner in the law firm Kobayashi, Sugita and Goda. "CPF has withdrawn all of its legal challenges to the May 28 meeting, effectively admitting that the vote at that meeting was valid and binding as we have been saying all along. CPF now cannot obtain shareholder approval for the control share acquisition it proposed to make through its proposed exchange offer. CPF has failed in the courts and with the shareholders. It's time for CPF to listen to what CB Bancshares has been saying all along - its hostile takeover attempt is bad for shareholders, customers, employees and the communities City Bank serves."
                                    _______

Sandler O'Neill & Partners, L.P. is serving as financial advisor to CB Bancshares and Kobayashi, Sugita & Goda, a Honolulu law firm, is serving as local legal counsel.

CB Bancshares, Inc. is a bank holding company, which provides a full range of banking products and services for small-and-medium-sized businesses and retail customers through its principal subsidiary, City Bank. City Bank maintains 21 branches on the islands of Oahu, Hawaii, Maui and Kauai.

                                    _______

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares' current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.